December 13, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C.  20549

Attn:	Linda van Doorn
William Demarest

Re:	Watson Wyatt & Company Holding Form 10-K for the year ended June 30, 2004
File No. 001-16159

Dear Ms. Doorn and Mr. Demarest:

We are submitting this letter in response to your letter, dated November 30, 2004, to Carl Mautz, Chief Financial Officer of Watson Wyatt & Company Holdings (the Company).  The responses set forth below correspond to each numbered paragraph in your letter.

In connection with our response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

1.              Please expand your disclosure in future filings to include the information provided in response to prior comment 6.

We will expand our disclosure in future filings to include the information provided in response to prior comment 6.

Note 4 - Investments in Affiliates

2.              Related to prior comment 10, in Note 1 on page 50 you state, “FIN 46(R) requires that certain variable interest entities be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk.”  The staff notes that the second part of this statement refers to how a variable interest entity is defined, not whether it should be consolidated. Also, in the same paragraph, you state, “The Company does not have a controlling financial interest in entities it determined to be variable interest entities, and as a result, the Company is not the primary beneficiary.”  The staff notes that a controlling financial interest is not required to be the primary beneficiary.  Reference is made to paragraph 14 of FIN 46(R).  Please revise the disclosure as necessary.

We will revise in future filings all disclosures related to FIN 46 to reflect the following:

FIN 46(R) expands existing accounting guidance about when a company should include in its consolidated financial statements the assets, liabilities, and activities of another entity.  In general, FIN 46(R) requires a variable interest entity (VIE), as defined by FIN 46(R), to be consolidated by its primary beneficiary.  The primary beneficiary is defined as the company that will absorb a majority of the VIE’s expected losses or residual returns if they occur.  Since the Company is not obligated to absorb a majority of expected losses or residual returns in the entities it determined to be variable interest entities, the Company is not required to consolidate these entities.  Therefore, the adoption of FIN 46(R) had no effect on the Company.

3.              Please expand your disclosure in future filings to include the information provided in response to prior comment 11.

We will expand our disclosure in future filings to include the information provided in response to prior comment 11.

Note 13 - Segment Information

4.              Related to prior comment 16, please revise your presentation and disclosure in future filings to more accurately describe this reconciling item. Reference is made to paragraph 32 of SFAS 131.

We will revise our presentation and disclosure in future filings to more accurately describe the reconciling items as discussed in our response to prior comment 16 and in accordance with paragraph 32 of SFAS 131.

Note 14 - Commitments and Contingent Liabilities

5.              Related to prior comment 17, please expand your disclosure in future filings to include this information.  Specifically, you should indicate that you are unable to reasonably estimate the possible loss or range of possible losses.  Reference is made to paragraph 10 of SFAS 5.

We will expand our disclosure in future filings to include the information provided in response to prior comment 17, updated as applicable to comply with the guidance provided in paragraph 10 of SFAS 5.

Note 16 - Discontinued Operations

6.              Related to prior comments 19 and 20, explain to us why you are receiving positive cash flow from sub-leases when you have no direct cash obligation.

In accordance with the contractual arrangements pursuant to which Watson Wyatt divested its interest in Wellspring, Watson Wyatt agreed to share with State Street either costs or benefits arising from certain facilities leased by Wellspring. Since one of the three Wellspring leases are currently sub-leased at rates in excess of the lease rate, the Company is contractually entitled to a share of the benefit of the excess cash flow from the sub-leases.  The Company has no direct cash obligation to Wellspring in the sense that its obligation is contingent upon the remaining space being vacated.

We believe we have addressed all of your comments.  Please contact me at (202) 715-7056 if you wish to discuss any of our responses.

Very Truly Yours,

/s/ Carl D. Mautz
Carl D. Mautz
Chief Financial Officer
Watson Wyatt and Company Holdings

cc:	Brian Lane, Esq.
Walter W. Bardenwerper, Esq.
Hong Nguyen, Esq.
Peter L. Childs, Controller